UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Maxwell Technologies, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

577767106
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,226,332
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,226,332
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

1 This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,038,309
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,038,309
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,226,332
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,226,332
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,038,309
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,038,309
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,264,641
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,264,641
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,264,641
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,264,641
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 577767106
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value per share (the “Shares”), of Maxwell Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3888 Calle Fortunada, San Diego, California 92123.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX Special Opportunities III, LP (“VSO III”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iv)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;

(v)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;

(vi)	VIEX Special Opportunities GP III, LLC (“VSO GP III”), a Delaware limited liability company, as the general partner of VSO III;

(vii)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One, VSO II and VSO III; and

(viii)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, VSO GP III, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(c)           The principal business of Series One, VSO II and VSO III is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VSO GP III is acting as the general partner of VSO III. The principal business of VIEX Capital is serving as the investment manager to Series One, VSO II and VSO III. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital.

CUSIP NO. 577767106

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Series One, VSO II, VSO III, VIEX GP, VSO GP II, VSO GP III and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Series One and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,226,332 Shares beneficially owned by Series One is approximately $6,314,732, excluding brokerage commissions.

The aggregate purchase price of the 1,038,309 Shares beneficially owned by VSO III is approximately $5,314,647, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On March 11, 2016, the Issuer entered into an Agreement (the “Agreement”) with Series One, Viex GP, VSO III, VSO GP III, Viex Capital and Eric Singer (the “Viex Group”). At the time of the Agreement, the Viex Group beneficially owned approximately 3.5% of the outstanding Shares.

Pursuant to the Agreement, the Issuer agreed that the Board of Directors of the Issuer (the “Board”) would (i) increase the size of the Board to nine directors and (ii) promptly following the execution of the Agreement but no later than ninety calendar days from the date of execution of the Agreement, use its reasonable best efforts to appoint one new independent director (the “New Independent Director”) to the Board as a Class I director continuing in office until the 2018 annual meeting of stockholders, such director to be mutually agreed upon by the Issuer and the Viex Group. Under the Agreement, if the New Independent Director is unable to serve as a director, resigns as a director or is removed during the Standstill Period (as defined below), the Issuer and the Viex Group shall appoint a replacement director in accordance with the terms of the Agreement.

In addition, the Board agreed to nominate two incumbent directors, Burkhard Goeschel and David Schlotterbeck (the “Incumbent Directors”), for election to the Board at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) as Class II directors with terms expiring at the 2019 annual meeting of stockholders, and agreed not to nominate any persons other than the Incumbent Directors for election at the 2016 Annual Meeting. Under the Agreement, in the event that a Board vacancy exists and remains unfulfilled by December 31, 2016, and if the Viex Group continue to beneficially own a net long position of at least three percent of the Issuer’s outstanding Shares, an additional independent director, mutually agreed upon by the Issuer and the Viex Group, will be appointed to the Board.

CUSIP NO. 577767106

The Issuer also agreed that prior to the date that is ten business days prior to the deadline for the submission of stockholder proposals for the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) pursuant to the Issuer’s Bylaws (the “Standstill Period”), the Board will not be increased to more than nine members, nor will the Issuer seek to change the classes on which directors serve. In addition, the Issuer agreed that it will not take any action to waive the age limitations for director re-nominations prior to the 2017 Annual Meeting, and that immediately following the 2017 Annual Meeting, the Board will be set at eight members.

The Agreement further provided that the Issuer would submit, recommend and solicit proxies in favor of a resolution for consideration by its stockholders at the 2016 Annual Meeting to declassify the Issuer’s Board to provide for the annual election of all directors (the “Declassification Proposal”). The Declassification Proposal was not approved by the Issuer’s stockholders at the 2016 Annual Meeting.

The Agreement further provided that the Viex Group would continue to have the right to vote its Shares through the 2016 Annual Meeting and would vote all of such shares (i) in favor of the election of the Incumbent Directors, (ii) in favor of the ratification of the appointment of BDO USA, LLP as the Issuer’s independent registered public accounting firm for the year ending December 31, 2016, (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal,” (iv) in favor of the Declassification Proposal, (v) in favor of the Issuer’s proposal to amend its Restated Certificate of Incorporation to increase the amount of authorized Shares and (v) to approve an increase in the number of Shares reserved for issuance under the 2013 Omnibus Equity Plan by 2,400,000 shares, provided, however, that to the extent that the recommendation of both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) differed from the Board’s recommendation with respect to any matter other than nominees for election as directors to the Board and the Declassification Proposal, the Viex Group would have the right to vote in accordance with the recommendation of ISS and Glass Lewis with respect to such matters.

The Viex Group agreed that it would not nominate or recommend for nomination any person for election at the 2016 Annual Meeting, submit proposals for consideration or otherwise bring any business before the 2016 Annual Meeting, nor would it engage in certain activities related to “withhold” or similar campaigns with respect to the 2016 Annual Meeting.

The Viex Group is subject to certain standstill restrictions during the Standstill Period. Each of the parties to the Agreement also agreed to mutual non-disparagement obligations.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

CUSIP NO. 577767106

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,089,977 Shares outstanding, which is the total number of Shares outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 2, 2016.

A.	Series One

(a)	As of 12:00 pm eastern time on December 2, 2016, Series One may be deemed to beneficially own 1,226,332 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,226,332
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,226,332

(c)	The transactions in the Shares by Series One in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	VSO II

(a)	As of 12:00 pm eastern time on December 2, 2016, VSO II did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	VSO II has not entered into any transactions in the Shares in the past 60 days.

C.	VSO III

(a)	As of 12:00 pm eastern time on December 2, 2016, VSO III beneficially owned 1,038,309 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,038,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,038,309

(c)	The transactions in the Shares by VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 577767106

D.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,226,332 Shares that may be deemed to be beneficially owned by Series One.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,226,332
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,226,332

(c)
VIEX GP has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Series One in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	VSO GP II

(a)	VSO GP II does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	VSO GP II has not entered into any transactions in the Shares in the past 60 days.

F.	VSO GP III

(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 1,038,309 shares owned by VSO III.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,038,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,038,309

(c)
VSO GP III has not entered into any transactions in the Shares during the past 60 days.  The transactions in certain securities on behalf of VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 577767106

G.	VIEX Capital

(a)
VIEX Capital, as the investment manager of Series One and VSO III, may be deemed the beneficial owner of the (i) 1,226,332 Shares that may be deemed to be beneficially owned by Series One and (ii) 1,038,309 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,264,641
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,264,641

(c)
VIEX Capital has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Series One and VSO III in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	Eric Singer

(a)
Mr. Singer, as the managing member of VIEX GP, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,226,332 Shares that may be deemed to be beneficially owned by Series One and (ii) 1,038,309 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,264,641
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,264,641

(c)
Mr. Singer has not entered into any transactions in the Shares in the past 60 days. The transactions in the Shares on behalf of Series One and VSO III in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 is incorporated herein by reference.

On December 2, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 577767106

Series One has sold short in over the counter market American-style put options, referencing 329,400 Shares, which have an exercise price of $5.00 per Share and expire on December 16, 2016. VSO II has sold short in over the counter market American-style put options, referencing 402,400 Shares, which have an exercise price of $5.00 per Share and expire on December 16, 2016. VSO III has sold short in over the counter market American-style put options, referencing 68,200 Shares, which have an exercise price of $5.00 per Share and expire on December 16, 2016. The Reporting Persons do not have any control over the exercise of the aggregate put options, and as such, are not deemed to beneficially own the aggregate 800,000 Shares underlying the put options.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities III, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer dated  December 2, 2016.

99.2
Agreement dated March 11, 2016 by and among Maxwell Technologies, Inc., VIEX Capital Advisors, LLC and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Maxwell Technologies, Inc., on March 14, 2016).

CUSIP NO. 577767106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 577767106

SCHEDULE A

Transactions in the Securities in the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock	26,809	4.8490	10/28/2016
Purchase of Common Stock	5,000	4.4500	11/03/2016
Purchase of Common Stock	27,961	4.4399	11/03/2016
Purchase of Common Stock	40,000	4.5514	11/04/2016
Purchase of Common Stock	22,087	4.4579	11/04/2016
Purchase of Common Stock	15,000	4.6000	11/07/2016
Purchase of Common Stock	143,185	4.5245	11/08/2016
Sale of Common Stock	(700)	4.5400	11/08/2016
Purchase of Common Stock	173,080	4.8500	11/17/2016
Purchase of Common Stock	164,697	4.9169	11/22/2016

VIEX SPECIAL OPPORTUNITIES FUND III, LP

Sale of Common Stock	(5,000)	5.4000	10/05/2016
Sale of Common Stock	(20,000)	5.5341	10/06/2016
Purchase of Common Stock	50,000	4.8500	11/17/2016
Purchase of Common Stock	85,303	4.9169	11/22/2016
Purchase of Common Stock	81,455	5.0512	11/23/2016
Purchase of Common Stock	14,300	5.1937	11/25/2016
Purchase of Common Stock	115,000	5.0500	11/28/2016
Purchase of Common Stock	98,279	4.9923	11/29/2016
Purchase of Common Stock	102,682	4.9760	11/30/2016